SECURITI[...] W[...]

05036334

ANNU[...]

FORM X-17A-5
PART III

SEC FILE NUMBER
8-00526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/29/2003 (MM/DD/YY) AND ENDING 11/26/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldman Sachs Execution + Clearing L.P. / formerly

Spear, Leeds & Kellogg, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway
(No. and Street)

New York	NY	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank D'Onofrio (212) 357-4872
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first middle name)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC MAIL PROCESSING SECTION RECEIVED JAN 25 2005 WASH, D.C. 152

PROCESSED FEB 08 2005 THOMSON FINANCIAL

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Mark W. Holloway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the Company of Spear, Leeds & Kellogg, L.P., as of November 26, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

In addition, pursuant to New York Stock Exchange Rule 418, we affirm that the attached consolidated financial statements and the supplemental schedules as of November 26, 2004, have been or will be made available to Executive Officers of the Company

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

1/24/05
Date

LOIS KELLY SARMIENTO
Notary Public, State of New Jersey
No. 2176936
Qualified in Middlesex County
Commission Expires April 13, 2005

SPEAR, LEEDS & KELLOGG, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION PURSUANT to RULE 17a-5 of the SECURITIES and EXCHANGE COMMISSION

November 26, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Spear, Leeds and Kellogg, L.P.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Spear, Leeds and Kellogg, L.P. and its subsidiaries (the "Company") at November 26, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 21, 2005

SPEAR, LEEDS & KELLOGG, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION

As of November 26, 2004
(in thousands)

Assets	
Cash and cash equivalents	$ 40,053
Cash and securities segregated in compliance with U.S. federal and other regulations	5,672,670
Receivables from brokers, dealers, and clearing organizations	1,638,713
Receivables from customers and counterparties	1,799,485
Securities borrowed	9,768,322
Securities purchased under agreements to resell	3,354,590
Financial instruments owned, at fair value	1,333,161
Financial instruments owned and pledged as collateral, at fair value	2,156,177
Total financial instruments owned, at fair value	3,489,338
Other assets	398,957
Total assets	$ 26,162,128
Liabilities and Partners' Capital	
Secured short-term borrowings	$ 666,000
Unsecured short-term borrowings	4,103,390
Total short-term borrowings, including the current portion of long-term borrowings	4,769,390
Payables to brokers, dealers and clearing organizations	687,165
Payables to customers and counterparties	10,343,202
Securities loaned	3,254,439
Securities sold under agreements to repurchase	764,592
Financial instruments sold, but not yet purchased, at fair value	2,819,040
Other liabilities and accrued expenses	475,194
Subordinated borrowings	1,645,000
Total liabilities	24,758,022
Commitments, contingencies and guarantees	
Partners' capital	
Partners' capital	1,401,843
Accumulated other comprehensive income	2,263
Total partners' capital	1,404,106
Total liabilities and partners' capital	$ 26,162,128

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1. Description of Business

Spear, Leeds & Kellogg, L.P. (SLK), a limited partnership, registered as a U.S. broker-dealer and futures commission merchant, together with its consolidated subsidiaries (collectively, the Company), is a wholly-owned subsidiary of SLK LLC, a limited liability company, which is a majority-owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware Corporation. During the fiscal year ended November 26, 2004, First Options of Chicago LLC (formerly First Options of Chicago, Inc.) ("FOC") was combined with SLK. FOC, which was an affiliate of SLK and a subsidiary of Group Inc. was also a registered broker-dealer and futures commission merchant. The combination with FOC resulted in an expansion of SLK's execution and clearance of client transactions in futures and options. (Refer to footnote 13 for additional information on the business combination).

The Company provides a wide range of brokerage and investment services to a substantial and diversified client base. The Company's activities primarily consist of:

- **Trading.** The Company takes proprietary positions through market making in, and trading of, fixed income and equity products, currencies, commodities and derivatives on such products. In addition, the Company engages in floor-based and electronic market making as a specialist on U.S. equities exchanges.

- **Commissions and Clearance.** The Company facilitates customer transactions with a diverse group of corporations, financial institutions, government and individuals. It executes and clears customer transactions on major stock, options and futures exchanges worldwide.

Note 2. Significant Accounting Policies

Basis of Presentation

This consolidated statement of financial condition includes the accounts of SLK and all other entities in which the Company has a controlling financial interest. All material intercompany transactions and balances have been eliminated. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity (VIE) or a qualifying special-purpose entity (QSPE) under generally accepted accounting principles. The Company's consolidating subsidiaries are all voting interest entities.

Voting Interest Entities. Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance itself independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entities' activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements", as amended. ARB No. 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the Company consolidates voting interest entities in which it has the majority of the voting interest.

Equity-Method Investments. When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting interest of 20% to 50%), the Company accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock."

Other Investments. If the Company does not consolidate an entity or apply the equity method of accounting, the Company accounts for its investment at fair value.

Use of Estimates. This consolidated statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions regarding fair value measurements, the accounting for goodwill and identifiable intangible assets, the provision for potential losses that may arise from litigation and regulatory proceedings, tax audits and other matters that affect the consolidated statement of financial condition and related disclosures. These estimates and assumptions are based on the best available information; nonetheless, actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to November 2004 refer to the Company's fiscal year ended or the date, as the context requires, November 26, 2004.

Repurchase Agreements and Collateralized Financing Arrangements. Securities purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government and federal agency obligations, represent short-term collateralized financing transactions and are carried in the consolidated statement of financial condition at their contractual amounts plus accrued interest. These amounts are presented on a net-by-counterparty basis when the requirements of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements", or FIN No. 39, "Offsetting of Amounts Related to Certain Contracts" are satisfied. The Company takes possession of securities purchased under agreements to resell, makes delivery of securities sold under agreements to repurchase, monitors the market value of these securities on a daily basis and delivers or obtains additional collateral as appropriate. The Company conducts its securities purchased under agreements to resell and securities sold under agreements to repurchase transactions primarily with an affiliate.

Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received. These transactions are generally collateralized by cash, securities or letters of credit. The Company takes possession of securities borrowed, makes delivery of securities loaned, monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. The Company conducts its securities borrowed and loaned transactions primarily with an affiliate.

Financial Instruments. The consolidated statement of financial condition reflects purchases and sales of financial instruments on a trade-date basis.

"Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" in the consolidated statement of financial condition consist of financial instruments carried at fair value or amounts that approximate fair value. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

In determining fair value, the Company separates financial instruments into two categories - cash (i.e., nonderivative) trading instruments and derivative contracts.

Fair values of the Company's cash trading instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. The type of instruments valued in this manner include U.S. government and agency securities, other sovereign government obligations, liquid mortgage products, investment-grade corporate bonds, listed equities, money market securities, state, municipal and provincial obligations.

Cash trading instruments owned by the Company (long positions) are marked to bid prices and instruments sold but not yet purchased (short positions) are marked to offer prices. If liquidating a position is reasonably expected to affect its prevailing market price, the valuation is adjusted generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine this adjustment.

Fair values of the Company's derivative contracts consist of exchange-traded and over-the-counter (OTC) derivatives and include cash that the Company has paid and received (for example, option premiums or cash paid or received pursuant to credit support agreements). Fair values of the Company's exchange-traded derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models.

When appropriate, valuations are adjusted to reflect various factors such as liquidity, bid/offer and credit considerations. These adjustments are generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine these adjustments.

In general, transfers of financial assets are accounted for as sales under Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," when the Company has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as collateralized financing arrangements.

Stock-based Compensation

The Company participates in the stock-based compensation plans of Group Inc. Effective for fiscal 2003, the Group Inc. began to account for stock-based employee compensation in accordance with the fair-value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," using the prospective adoption method. Adoption of SFAS No. 123 did not have a material effect on the Company's financial condition.

Identifiable Intangible Assets

Identifiable intangible assets, which consist of specialist rights, are amortized over their estimated useful lives. Identifiable intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are included in "Other assets" in the consolidated statement of financial condition. Effective December 1, 2001, the Company changed to the straight-line method of depreciation for certain property, leasehold improvements and equipment placed in service on or after December 1, 2001.

The Company's depreciation and amortization is computed using the methods set forth below:

	Property and Equipment	Leasehold Improvements	
		Term of Lease Greater Than Useful Life	Term of Lease Less Than Useful Life
Placed in service prior to December 1, 2001	Accelerated cost recovery	Accelerated cost recovery	Straight-line over the term of the lease
Placed in service on or after December 1, 2001	Straight-line over the useful life of the asset	Straight-line over the useful life of the asset	Straight-line over the term of the lease

Property, leasehold improvements and equipment are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

The Company's operating leases include space held in excess of current needs. In accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," the Company records a liability, based on the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the Company has ceased using the space and management has concluded that the Company will not derive any future economic benefits.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition. The Company seeks to reduce its net investment exposure to fluctuations in foreign exchange rates through the use of foreign currency forward contracts and foreign currency denominated debt. For foreign currency forward contracts, hedge effectiveness is assessed based on changes in forward exchange rates. For foreign currency denominated debt, hedge effectiveness is assessed based on changes in spot rates.

Income Taxes

As a partnership, the Company is primarily subject to unincorporated business taxes on income earned, or losses incurred, by conducting business in New York City and taxes in foreign jurisdictions on certain of its operations. Certain non-U.S. subsidiaries are subject to various foreign income taxes, which are included in the Company's provision for taxes. No additional income tax provision is required on the earnings of the Company as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to its partners.

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statement of financial condition. Tax provisions are computed in accordance with SFAS No. 109, "Accounting for Income Taxes". Contingent liabilities related to income taxes are recorded when the criteria for loss recognition under SFAS No. 5, "Accounting for Contingencies," as amended, have been met.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Note 3. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth the Company's financial instruments owned, including those pledged as collateral, at fair value and financial instruments sold, but not yet purchased, at fair value (in thousands):

	As of November 2004	
	Assets	**Liabilities**
Money market instruments	$ 70,547	$ -
U.S. government and federal agency obligations	469,343	801,845
Corporate and other debt obligations	505,393	513,309
Equities and convertible debentures	2,412,659	1,497,483
Derivative contracts	31,396	6,403
Total	$ 3,489,338	$ 2,819,040

Credit Concentrations

Credit concentrations may arise from trading and securities borrowing activities and may be impacted by changes in economic, industry or political factors. As of November 2004, the Company held U.S. government and federal agency obligations that represented 1.79% of the Company's total assets. In addition, most of the Company's securities purchased under agreements to resell are collateralized by U.S. government and federal agency obligations. As of November 2004, the Company did not have credit exposure to any other counterparty that exceeded 5% of the Company's total assets.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts, which derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, commodities, currencies or indices.

Certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments, are not considered derivatives even though their values or contractually required cash flows are derived from the price of some other security or index. However, certain commodity-related contracts are included in the Company's derivatives disclosure, as these contracts may be settled in cash or are readily convertible into cash.

Substantially all of the Company's derivative transactions are entered into for trading purposes, in order to facilitate customer transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. For example, the Company may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract.

In addition to derivative transactions entered into for trading purposes, the Company enters into derivative contracts to hedge its net investment in foreign operations (see Note 2 for further information regarding the currency translation adjustment) and to manage the interest rate exposure on its short term borrowings. With respect to hedging its borrowings, the Company uses derivatives which generally includes an interest rate swap agreement, which is primarily utilized to effectively convert a portion of the Company's short-term borrowing obligations into U.S. dollar-based floating rate obligations. Certain interest rate swap contracts are designated as fair-value hedges.

Derivative contracts are reported on a net-by-counterparty basis in the Company's consolidated statement of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the Company's netting policy, is set forth below (in thousands):

	As of November 2004	
	Assets	Liabilities
Forward settlement contracts	$ 7,317	$ 6,178
Swap agreement	23,314	-
Option contracts	765	225
Total	$ 31,396	$ 6,403

Secured Borrowing and Lending Activities

The Company obtains secured short-term financing principally through the use of repurchase agreements and securities lending agreements to obtain securities for settlement, finance inventory positions and meet customers' needs. In these transactions, the Company either provides or receives collateral, including cash, U.S. government, federal agency, mortgaged-backed, equity securities, convertible bonds, letters of credit and corporate bonds. These transactions are conducted primarily with an affiliate of the Company.

The Company receives collateral in connection with resale agreements, securities lending transactions, derivative transactions, customer margin loans and other secured lending activities. In many cases, the Company is permitted to sell or repledge securities held as collateral. These securities may be used to secure repurchase agreements, enter into securities lending or derivative transactions or cover short positions. As of November 2004, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge was $24.2 billion, of which the Company sold or repledged $20.3 billion.

The Company also pledges its own assets to collateralize repurchase agreements and other secured financings. As of November 2004, the carrying value of securities included in "Financial instruments owned, at fair value" that had been loaned or pledged to counterparties that did not have the right to sell or repledge was $29.8 million.

Note 4. Short-Term Borrowings

The Company obtains secured and unsecured short-term borrowings from Group Inc. at floating rates of interest, which are based on prevailing market rates. As of November 2004, secured short-term borrowings were $0.66 billion and unsecured short-term borrowings were $4.1 billion. Short-term borrowings also include the portion of long-term borrowings maturing within one year and certain long-term borrowings that may be redeemable within one year at the option of the holder. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

Note 5. Subordinated Borrowings

Subordinated borrowings are obtained from Group Inc. Outstanding subordinated borrowings with Group Inc. bear interest at floating rates and include $1.65 billion payable in 2005. The borrowing agreements contain an automatic rollover provision whereby the maturity date will be extended an additional year provided the borrower does not give notice of repayment on or before the day seven months preceding the then in effect maturity date.

Note 6. Commitments, Contingencies and Guarantees

Commitments

The Company provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $107.5 million as of November 2004.

The Company has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2019. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental payments, net of minimum sublease rentals for the current year are set forth below (in thousands):

	Minimum rental payments
2005	$ 17,126
2006	16,815
2007	11,027
2008	10,357
2009	8,380
2010 - thereafter	8,234
Total	$ 71,939

Contingencies

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. Given the inherent difficulty of predicting the outcome of the Company's litigation matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate losses or ranges of losses for cases where there is only a reasonable possibility that a loss may have been incurred.

Guarantees

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the Company may agree to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of November 2004.

Notes 7. Identifiable Intangible Assets

The following table sets forth the gross carrying amount, accumulated amortization and net carrying amount of identifiable intangible assets (in thousands):

		As of November 2004
New York Stock Exchange (NYSE) specialist rights	Gross carrying amount	$ 318,927
	Accumulated amortization	(63,798)
	Net carrying amount	$ 255,129

Identifiable intangible assets are amortized over their estimated useful lives. The remaining life of the Company's identifiable intangibles is approximately 10 to 25 years. There were no identifiable intangible assets that were considered to be indefinite-lived and, therefore, not subject to amortization.

Note 8. Other Assets and Other Liabilities

Other assets are generally less liquid, nonfinancial assets. The following table sets forth the Company's other assets by type (in thousands):

	As of November 2004
Identifiable intangible assets	$ 255,129
Property, leasehold improvements and equipment	32,020
Equity-method investments and joint ventures	61,717
Prepaid assets and deposits	3,475
Net deferred tax assets	2,955
Miscellaneous receivables and other	43,661
Total	$ 398,957

Other liabilities and accrued expenses primarily include compensation and benefits, litigation liabilities, tax-related payables, deferred revenue and other payables. The following table sets forth the Company's other liabilities and accrued expenses by type (in thousands):

	As of November 2004
Compensation and benefits	$ 100,680
Accrued expenses and other payables	374,514
Total	$ 475,194

Note 9. Employee Benefit Plans

The Company's employees participate in various Group Inc.-sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance, which cover most employees worldwide. Certain benefits are also provided to former or inactive employees prior to retirement. A summary of these plans is set forth below.

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. maintains a defined benefit pension plan for substantially all U.S. employees. As of November 2004, this plan has been closed to new participants and no further benefits will be accrued to existing participants. Employees of certain non-U.S. subsidiaries participate in various local defined benefit plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. In addition, the Company has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees, employees and dependents in the United States.

Defined Contribution Plans

The Company contributes to a Group Inc.-sponsored U.S. defined contribution plan. Group Inc. maintained a nonqualified plan for certain senior employees that the Company participates in.

Note 10. Employee Incentive Plans

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (the Amended SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other stock-based awards to employees of the Company. In the second quarter of fiscal 2003, the Amended SIP was approved, effective for grants after April 1, 2003, and no further awards were or will be made under the original plan after that date, although awards granted under the original plan prior to that date remain outstanding.

Other Compensation Arrangements

On November 19, 2004, Group Inc. adopted a new deferred compensation plan for eligible employees. In general, under the plan, participants will be able to defer payment of a portion of their cash year-end compensation. During the deferral period, participants will be able to nominally invest their deferrals in certain alternatives available under the plan. Generally, under current tax law, participants will not be subject to income tax on amounts deferred or on any notional investment earnings until the returns are distributed, and the Company will not be entitled to a corresponding tax deduction until the amounts are distributed.

On November 19, 2004, Group Inc. adopted a discount stock program through which eligible senior executives may acquire restricted stock units in 2005 under Group Inc.'s Amended SIP at an effective 25% discount. The 25% discount is effected by an additional grant of restricted stock units equal to one-third of the number of restricted stock units purchased by qualifying participants. The purchased restricted stock units will be 100% vested when granted, but the shares underlying them will not be able to be sold or transferred (other than to satisfy tax obligations) before the third anniversary of the grant date. The remaining shares underlying the restricted stock units will generally vest in equal installments on the second and third anniversaries following the grant date and will not be transferable before the third anniversary of the grant date.

Restricted Stock Units

Group Inc. issued restricted stock units to employees of the Company under the Amended SIP primarily in connection with year-end compensation and its purchase of the Company. The subsequent amortization of the cost of these restricted stock units is allocated to the Company by Group Inc. In all cases, delivery of the underlying shares of common stock is conditioned on the grantee's satisfying certain other requirements outlined in the award agreements.

Stock Options

Stock options granted by Group Inc. to employees of the Company generally vest as outlined in the applicable stock option agreement and first become exercisable on the third anniversary of the grant date. All employee stock option agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. In general, all stock options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation in certain circumstances in accordance with the terms of the Amended SIP and the applicable stock option agreement.

Note 11. Transactions with Related Parties

The Company enters into transactions with Group Inc. and affiliates in the normal course of business as part of its trading, financing and general operations. Amounts outstanding to/from Group Inc. and affiliates are reflected in the consolidated statement of financial condition as set forth below (in thousands):

Assets		
Cash and securities segregated in compliance with US federal and other regulations	$	29,172
Receivables from brokers, dealers and clearing organizations		255,129
Securities borrowed		9,503,000
Securities purchased under agreements to resell		2,450,541
Financial instruments owned, at fair value (derivatives)		23,518
Other assets		1,095
Liabilities		
Secured short-term borrowings	$	666,000
Unsecured short-term borrowings		3,542,000
Payables to brokers, dealers and clearing organizations		379,311
Securities loaned		3,254,439
Financial instruments sold, but not yet purchased, at fair value (derivatives)		400
Securities sold under agreements to repurchase		457,000
Other liabilities and accrued expenses		240,198
Subordinated borrowings		1,645,000

In addition, "Cash and securities segregated in compliance with U.S. federal and other regulations" includes $4.9 billion of securities purchased under agreements to resell with affiliates.

Note 12. Net Capital Requirement

SLK is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC) and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. SLK has elected to compute net capital in accordance with the "Alternate Net Capital Requirement" as permitted by Rule 15c3-1. As of November 2004, SLK had regulatory net capital, as defined, of $1.05 billion, which exceeded the amount required by $1 billion.

Certain other subsidiaries of SLK are also subject to Rule 15c3-1, all of which were in compliance as of November 2004. SLK and certain of its subsidiaries are also subject to additional regulatory requirements of exchanges of which they are members. As of November 2004, these requirements were greater than the minimum requirements under Rule 15c3-1. SLK's net capital includes a reduction for the capital invested in each subsidiary to satisfy any applicable requirements. As of November 2004, each entity was in compliance with their respective exchange requirements.

As of November 2004, SLK made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB"). The reserve requirement and amounts held on deposit in the Reserve Bank were $763 million and $1,917 million, respectively.

The SEC has adopted rule amendments that establish alternative net capital requirements for broker-dealers that are part of a consolidated supervised entity. As a condition to its use of the alternative method, a broker-dealer's ultimate holding company and affiliates (referred to collectively as a consolidated supervised entity, or "CSE") must consent to group-wide supervision and examination by the SEC. Group Inc. expects that doing so will enable it to comply with the requirements of the Financial Groups Directive (Directive 2002/87/EC of the European Parliament and of the Council, relating to the regulation in Europe of financial services organizations). On becoming subject to the SEC's group-wide supervision, Group Inc. will be required to report to the SEC computations of the CSE's capital adequacy. This will not have a direct impact to the SLK net capital calculation.

Note 13. Business Combination

On June 26, 2004, the Company completed its combination with FOC, The Company accounted for this transaction under the guidance of FASB 141, "Business Combinations," which requires that entities under common control account for the transfer of the net assets at their carrying amounts. Accordingly the assets and liabilities of FOC were contributed by Group Inc. to the Company at book value. The combination resulted in an increase of $203 million in the Company's capital and a corresponding increase in total assets of $6 billion and liabilities of $5.8 billion.

Note 14. Subsequent Events

Sale of SLK fixed income operations

At the close of business January 7, 2005, SLK sold its fixed income trading operation to First Horizon National Corporation. The trading desk executed odd lot trades in US Government, Agency, Corporate, Mortgage Backed and CMO securities markets for institutional accounts and broker dealers. The sale of the fixed income operation did not have a significant impact on the overall financial condition of the Company.

SLK name change

Effective January 14, 2005, Spear, Leeds & Kellogg, L.P. was renamed Goldman Sachs Execution & Clearing, L.P. ("GSEC"). GSEC will remain a separate legal entity and a separately registered broker-dealer. By aligning the SLK execution and clearing services with the Goldman Sachs brand and name the Company has addressed the requests of our current clients and strengthened our efforts to market these services to new clients. This name change does not apply to the NYSE stock and index specialist businesses conducted through Spear, Leeds & Kellogg Specialists, L.L.C. and Spear, Leeds & Kellogg Index Specialists, L.L.C., respectively, which will retain their current names.